SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: March 3, 2023

3.	Auditor’s opinion

—	FY 2022	FY 2021
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY 2022	FY 2021
Total Assets	35,686,018,172,675	38,154,514,943,430
Total Liabilities	24,366,791,561,867	23,392,013,818,123
Total Shareholders’ Equity	11,319,226,610,808	14,762,501,125,307
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	26,151,780,519,939	29,878,043,071,138
Operating Income	-2,085,046,847,403	2,230,608,127,616
Ordinary Income	-3,433,370,081,840	1,718,884,560,453
Net Income	-3,195,584,891,222	1,333,544,156,243
Total Shareholders’ Equity / Capital Stock	633%	825%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2022. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i) Determination of cash generating unit (CGU) and impairment assessment for Display (Large OLED) CGU

As discussed in Notes 3(k)(ii), 9 and 10 to the consolidated financial statements, the Group’s non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~22,699,890 million as of December 31, 2022. The Group changed its identification of CGU from Display CGU and Display (AD PO) CGU to Display (Large OLED) CGU, Display CGU and Display (AD PO) CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses in 2022. During the year ended December 31, 2022, the Group recognized impairment loss of ~~W~~1,330,529 million relating to the Display (Large OLED) CGU. The recoverable amount used by the Group in impairment assessment of the Display (Large OLED) CGU is value in use based on discounted cash flow model.

We identified determination of CGU and impairment assessment for Display (Large OLED) CGU as a key audit matter because determination of CGU requires significant judgement in assessing the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets. In addition, revenue and operating expenditures for the forecast period, discount rate and terminal growth rate used to estimate value in use for impairment assessment of Display (Large OLED) CGU involve significant judgement and minor changes to those assumptions would have a significant effect on the results of the Group’s impairment assessment of Display (Large OLED) CGU.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s non-financial assets impairment assessment process, including controls related to determination of CGU, and development of revenue and operating expenditures forecasts, discount rate and terminal growth rate assumptions for Display (Large OLED) CGU.

•

We evaluated the Group’s determination of CGU by assessing the basis for identifying the smallest identifiable group of assets that generates cash inflows that are largely independent of those from other assets or group of assets and considering the relevant factors specified by relevant accounting standards.

•

We tested the Group’s businesses inter-dependencies analysis, by inspection of document as to how the Group monitors operations and makes decisions about continuing or disposing of assets and operations.

•

For the impairment assessment of Display (Large OLED) CGU, we compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•

We performed sensitivity analysis over discount rate and terminal growth rate assumptions used to estimate value in use for impairment assessment of Display (Large OLED) CGU to assess the impact of changes in those assumptions on the Group’s impairment assessment.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and

•	testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against analyst reports, industry reports and historical performance of the Group.

(ii) Assessment of recognition of deferred tax assets

As discussed in Notes 3(s) and 25 to the consolidated financial statements, the deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. The Group had ~~W~~2,645,077 million of deferred tax assets and ~~W~~660,670 million of unrecognized tax credit carryforwards, as of December 31, 2022, primarily related to Korea.

We identified the assessment of the recognition of deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit carryforwards expire. The subjectivity is primarily driven by the Group’s assumptions in revenue, operating expenditures, which are used to estimate the forecasted taxable income in the future.

The following are the primary procedures we performed to address the key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal control related to the Group’s deferred tax assets recognition process, including control related to the development of assumptions in determining the future taxable income for each year.

•

We analyzed the Group’s estimates of future taxable income, including analyzing the Group’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the board of directors and historical performance.

•

We compared the forecasts of taxable income and utilization of tax losses and tax credit carryforwards made in 2021 with the actual results in 2022 to assess the Group’s ability to accurately forecast.

•	We also evaluated the Group’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether these consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2023

This report is effective as of March 3, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021

Assets
Cash and cash equivalents	4, 27	~~W~~	1,824,649	3,541,597
Deposits in banks	4, 27		1,722,607	743,305
Trade accounts and notes receivable, net	5, 15, 27, 30		2,358,914	4,574,789
Other accounts receivable, net	5, 27		169,426	121,899
Other current financial assets	6, 27, 28		165,355	68,203
Inventories	7		2,872,918	3,350,375
Prepaid income taxes			5,275	58,536
Other current assets	5		324,891	728,363

Total current assets			9,444,035	13,187,067
Deposits in banks	4, 27		11	11
Investments in equity accounted investees	8		109,119	126,719
Other non-current accounts receivable, net	5, 27		-	2,376
Other non-current financial assets	6, 27, 28		289,098	156,211
Property, plant and equipment, net	9, 18, 28		20,946,933	20,558,446
Intangible assets, net	10, 18		1,752,957	1,644,898
Investment Property	11		28,269	-
Deferred tax assets	25		2,645,077	2,307,692
Defined benefits assets, net	13		447,521	68,276
Other non-current assets			22,999	102,819

Total non-current assets			26,241,984	24,967,448

Total assets		~~W~~	35,686,019	38,154,515

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	4,061,684	4,814,055
Current financial liabilities	12, 27, 28		5,489,254	4,069,712
Other accounts payable	27		3,242,929	3,401,346
Accrued expenses			729,193	1,218,456
Income tax payable			112,429	179,335
Provisions	14		173,322	173,431
Advances received			65,069	67,046
Other current liabilities			87,640	71,436

Total current liabilities			13,961,520	13,994,817
Non-current financial liabilities	12, 27, 28		9,622,352	8,702,745
Non-current provisions	14		86,157	92,942
Defined benefit liabilities, net	13		1,531	1,589
Deferred tax liabilities	25		4,346	6,636
Other non-current liabilities	27		690,886	593,285

Total non-current liabilities			10,405,272	9,397,197

Total liabilities			24,366,792	23,392,014

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings	16		5,359,769	8,541,521
Reserves	16		479,628	537,142

Total equity attributable to owners of the Controlling Company			9,879,589	13,118,855

Non-controlling interests			1,439,638	1,643,646

Total equity			11,319,227	14,762,501

Total liabilities and equity		~~W~~	35,686,019	38,154,515

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022 and 2021

(In millions of won, except earnings per share)	Note	2022		2021

Revenue	17, 18, 30	~~W~~	26,151,781	29,878,043
Cost of sales	7, 19, 30		(25,027,703)	(24,572,939)

Gross profit			1,124,078	5,305,104
Selling expenses	19, 20		(895,602)	(933,043)
Administrative expenses	19, 20		(931,117)	(919,409)
Research and development expenses	19		(1,382,406)	(1,222,044)

Operating profit (loss)			(2,085,047)	2,230,608

Finance income	23		873,059	425,835
Finance costs	23		(966,363)	(916,614)
Other non-operating income	22		3,185,837	1,252,135
Other non-operating expenses	19, 22		(4,446,414)	(1,280,859)
Equity in income of equity accounted investees, net	8		5,558	7,780

Profit (loss) before income tax			(3,433,370)	1,718,885
Income tax expense (benefit)	24		(237,785)	385,341

Profit (loss) for the year			(3,195,585)	1,333,544

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		122,361	(163,363)
Other comprehensive income (loss) from associates	8		32	(84)

			122,393	(163,447)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	24		(80,963)	869,789
Gain (loss) on valuation of derivative	16, 24		9,227	(9,227)
Other comprehensive income (loss) from associates	8, 24		(9,710)	4,497

			(81,446)	865,059

Other comprehensive income for the year, net of income tax			40,947	701,612

Total comprehensive income (loss) for the year		~~W~~	(3,154,638)	2,035,156

Profit (loss) attributable to:
Owners of the Controlling Company			(3,071,565)	1,186,182
Non-controlling interests			(124,020)	147,362

Profit (loss) for the year		~~W~~	(3,195,585)	1,333,544

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(3,006,686)	1,723,323
Non-controlling interests			(147,952)	311,833

Total comprehensive income (loss) for the year		~~W~~	(3,154,638)	2,035,156

Earnings (loss) per share (in won)
Basic earnings (loss) per share	26	~~W~~	(8,584)	3,315
Diluted earnings (loss) per share	26	~~W~~	(8,584)	3,130

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity

Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,186,182	—	1,186,182	147,362	1,333,544
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(163,363)	—	(163,363)	—	(163,363)
Foreign currency translation differences		—	—	—	705,318	705,318	164,471	869,789
Other comprehensive income (loss) from associates		—	—	(84)	4,497	4,413	—	4,413
Loss on valuation of derivative		—	—	—	(9,227)	(9,227)	—	(9,227)

Total other comprehensive income (loss)		—	—	(163,447)	700,588	537,141	164,471	701,612

Total comprehensive income for the year	~~W~~	—	—	1,022,735	700,588	1,723,323	311,833	2,035,156

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(4,083)	(4,083)

Balances at December 31, 2021	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive income (loss) for the year
Loss for the year		—	—	(3,071,565)	—	(3,071,565)	(124,020)	(3,195,585)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361	—	122,361
Foreign currency translation differences		—	—	—	(57,031)	(57,031)	(23,932)	(80,963)
Other comprehensive income (loss) from associates		—	—	32	(9,710)	(9,678)	—	(9,678)
Gain on valuation of derivative		—	—	—	9,227	9,227	—	9,227

Total other comprehensive income (loss)		—	—	122,393	(57,514)	64,879	(23,932)	40,947

Total comprehensive loss for the year	~~W~~	—	—	(2,949,172)	(57,514)	(3,006,686)	(147,952)	(3,154,638)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)

Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021

Cash flows from operating activities:
Profit (loss) for the year		~~W~~	(3,195,585)	1,333,544
Adjustments for:
Income tax expense (benefit)	24		(237,785)	385,341
Depreciation and amortization	9, 10, 11, 19		4,557,457	4,500,701
Gain on foreign currency translation			(702,144)	(74,125)
Loss on foreign currency translation			449,980	193,095
Expenses related to defined benefit plans	13, 21		168,260	144,241
Gain on disposal of property, plant and equipment			(25,737)	(19,367)
Loss on disposal of property, plant and equipment			54,432	64,350
Impairment loss on property, plant and equipment			1,260,436	19,085
Reversal of impairment loss on property, plant and equipment			(3,181)	(1,121)
Gain on disposal of intangible assets			—	(196)
Loss on disposal of intangible assets			193	—
Impairment loss on intangible assets			136,372	29,488
Reversal of impairment loss on intangible assets			(1,975)	(1,152)
Impairment loss on investment property			7,736
Expense on increase of provisions			253,075	216,873
Finance income			(607,501)	(352,423)
Finance costs			781,205	832,596
Equity in income of equity method accounted investees, net	8		(5,558)	(7,780)
Other income			(1,681)	—
Other expenses			—	15,538

			6,083,584	5,945,144
Changes in:
Trade accounts and notes receivable			1,833,491	(964,130)
Other accounts receivable			(55,073)	20,395
Inventories			390,672	(1,123,239)
Lease receivables			7,684	4,765
Other current assets			435,838	107,679
Other non-current assets			(10,125)	(58,821)
Trade accounts and notes payable			(282,082)	1,037,950
Other accounts payable			(625,606)	72,640
Accrued expenses			(514,500)	580,404
Provisions			(259,969)	(237,601)
Advances received			(1,977)	(268,074)
Other current liabilities			(4,188)	9,100
Defined benefit liabilities, net			(381,405)	(208,199)
Other non-current liabilities			167,868	11,144

			700,628	(1,015,987)
Cash generated from operating activities			3,588,627	6,262,701
Income taxes paid			(153,969)	(118,305)
Interests received			77,219	79,188
Interests paid			(500,857)	(470,138)

Net cash provided by operating activities		~~W~~	3,011,020	5,753,446

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	4,461	4,068
Increase in deposits in banks			(1,769,668)	(694,313)
Proceeds from withdrawal of deposits in banks			756,267	77,152
Acquisition of financial assets at fair value through profit or loss			(27,100)	(34,418)
Proceeds from disposal of financial assets at fair value through profit or loss			412	5,226
Acquisition of financial assets at fair value through other comprehensive income			(3,934)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			3,547	24
Proceeds from disposal of investments in equity accounted investees			4,800	4,363
Acquisition of property, plant and equipment			(5,079,279)	(3,141,430)
Proceeds from disposal of property, plant and equipment			171,421	65,711
Acquisition of intangible assets			(830,583)	(635,805)
Proceeds from disposal of intangible assets			11,392	2,946
Asset-related government grants received			57,503	85,983
Proceeds from settlement of derivatives			49,145	8,344
Increase in short-term loans			(9,643)	—
Proceeds from collection of short-term loans			9,608	14,533
Increase in long-term loans			(54,033)	(26,473)
Increase in deposits			(2,676)	(7,145)
Decrease in deposits			6,727	8,154
Proceeds from disposal of other assets			1,464	—

Net cash used in investing activities			(6,700,169)	(4,263,080)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			4,487,824	2,573,757
Repayments of short-term borrowings			(2,565,541)	(2,425,117)
Proceeds from issuance of bonds			443,230	498,027
Proceeds from long-term borrowings			4,165,508	1,298,346
Repayments of current portion of long-term borrowings and bonds			(4,209,915)	(4,344,208)
Repayment of lease liabilities			(82,296)	(66,941)
Dividends paid			(232,580)	—
Subsidiaries’ dividends distributed to non-controlling interests			(60,206)	—

Net cash provided by (used in) financing activities			1,946,024	(2,466,136)

Net decrease in cash and cash equivalents			(1,743,125)	(975,770)
Cash and cash equivalents at January 1			3,541,597	4,218,099
Effect of exchange rate fluctuations on cash held			26,177	299,268

Cash and cash equivalents at December 31		~~W~~	1,824,649	3,541,597

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2022, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2022, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2022, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2022, there are 16,674,488 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2022

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 71
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

(*)

For the year ended December 31, 2022, the Controlling Company contributed ~~W~~33,137 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)	December 31, 2022				2022
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,240,164	1,204,010	36,154	13,071,380	8,040
LG Display Germany GmbH		390,689	364,332	26,357	1,786,103	7,724
LG Display Japan Co., Ltd.		161,437	153,479	7,958	1,740,626	1,766
LG Display Taiwan Co., Ltd.		286,732	261,987	24,745	2,061,856	3,298
LG Display Nanjing Co., Ltd.		3,090,527	2,019,251	1,071,276	2,004,475	135,412
LG Display Shanghai Co., Ltd.		270,677	254,918	15,759	736,004	2,982
LG Display Guangzhou Co., Ltd.		3,912,242	2,497,036	1,415,206	3,063,485	143,464
LG Display Shenzhen Co., Ltd.		131,443	121,142	10,301	886,333	3,753
LG Display Singapore Pte. Ltd.		855,851	840,675	15,176	1,859,992	5,451
L&T Display Technology (Fujian) Limited		284,586	204,320	80,266	1,358,301	9,897
LG Display Yantai Co., Ltd.		788,047	201,087	586,960	487,990	119,160
Nanumnuri Co., Ltd.		5,088	3,661	1,427	25,507	194
LG Display (China) Co., Ltd.		2,491,887	337,994	2,153,893	1,921,939	133,486
Unified Innovative Technology, LLC		2,094	7	2,087	-	(927)
LG Display Guangzhou Trading Co., Ltd.		1,308,767	1,278,500	30,267	593,539	20,975
Global OLED Technology, LLC		51,884	4,877	47,007	9,268	(7,828)
LG Display Vietnam Haiphong Co., Ltd.		4,911,791	3,781,985	1,129,806	2,672,155	112,167
Suzhou Lehui Display Co., Ltd.		248,701	86,554	162,147	621,616	16,031
LG DISPLAY FUND I LLC		84,106	27	84,079	-	5,487
LG Display High-Tech (China) Co., Ltd.		5,658,548	3,143,290	2,515,258	2,766,043	(561,016)

	~~W~~	26,175,261	16,759,132	9,416,129	37,666,612	159,516

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2021				2021
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,891,725	1,865,145	26,580	13,585,364	(159)
LG Display Germany GmbH		614,248	597,574	16,674	2,107,714	2,732
LG Display Japan Co., Ltd.		482,445	475,847	6,598	2,332,536	731
LG Display Taiwan Co., Ltd.		472,948	450,519	22,429	2,171,271	2,282
LG Display Nanjing Co., Ltd.		2,072,881	1,103,251	969,630	1,892,179	109,201
LG Display Shanghai Co., Ltd.		575,263	562,025	13,238	934,122	(14,074)
LG Display Guangzhou Co., Ltd.		4,792,782	3,480,019	1,312,763	3,371,505	128,300
LG Display Shenzhen Co., Ltd.		115,545	108,635	6,910	530,023	(10,404)
LG Display Singapore Pte. Ltd.		520,448	511,128	9,320	2,049,047	1,498
L&T Display Technology (Fujian) Limited		432,190	359,239	72,951	1,307,982	(8,946)
LG Display Yantai Co., Ltd.		898,976	411,696	487,280	630,996	(11,857)
Nanumnuri Co., Ltd.		9,907	6,673	3,234	26,068	898
LG Display (China) Co., Ltd.		2,651,061	355,541	2,295,520	2,175,878	380,788
Unified Innovative Technology, LLC		2,814	16	2,798	—	(182)
LG Display Guangzhou Trading Co., Ltd.		703,527	693,105	10,422	1,535,452	1,753
Global OLED Technology, LLC		61,074	9,963	51,111	9,322	(5,714)
LG Display Vietnam Haiphong Co., Ltd.		4,093,339	3,148,557	944,782	2,592,983	270,441
Suzhou Lehui Display Co., Ltd.		332,856	181,707	151,149	614,070	7,040
LG DISPLAY FUND I LLC		43,294	33	43,261	—	49
LG Display High-Tech (China) Co., Ltd.		6,803,960	3,713,739	3,090,221	2,817,308	125,446

	~~W~~	27,571,283	18,034,412	9,536,871	40,683,820	979,823

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(d)	Information of subsidiaries(before elimination of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30
Current assets	~~W~~	1,916,867	2,112,295
Non-current assets		575,020	3,546,253
Current liabilities		336,575	820,041
Non-current liabilities		1,419	2,323,249
Net assets		2,153,893	2,515,258
Book value of non-controlling interests		646,199	753,191
Revenue	~~W~~	1,921,939	2,766,043
Profit(Loss) for the year		133,486	(561,016)
Profit(Loss) attributable to non-controlling interests		39,981	(168,474)
Cash flows from operating activities	~~W~~	486,103	153,043
Cash flows from investing activities		(371,454)	424,405
Cash flows from financing activities		(223,222)	(455,746)
Effect of exchange rate fluctuations on cash held		2,347	(7,471)
Net increase(decrease) in cash and cash equivalents		(106,226)	114,231
Cash and cash equivalents at January 1		131,770	39,330
Cash and cash equivalents at December 31		25,544	153,561
Dividends distributed to non-controlling interests	~~W~~	56,056	-

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity, Continued

(In millions of won)
	2021
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,987,880	1,551,346
Non-current assets		663,181	5,252,614
Current liabilities		324,075	1,261,412
Non-current liabilities		31,466	2,452,327
Net assets		2,295,520	3,090,221
Book value of non-controlling interests		680,757	925,848
Revenue	~~W~~	2,175,878	2,817,308
Profit for the year		380,788	125,446
Profit attributable to non-controlling interests		114,301	37,803
Cash flows from operating activities	~~W~~	890,435	709,243
Cash flows from investing activities		(619,615)	(315,176)
Cash flows from financing activities		(439,390)	(665,170)
Effect of exchange rate fluctuations on cash held		23,538	19,972
Net decrease in cash and cash equivalents		(145,032)	(251,131)
Cash and cash equivalents at January 1		276,802	290,461
Cash and cash equivalents at December 31		131,770	39,330
Dividends distributed to non-controlling interests	~~W~~	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2023, which will be submitted for approval to the shareholders’ meeting to be held on March 21, 2023.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(e))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(k), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note 3(s), 25)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(m), 14)

•	Inventories (Note 3(d), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(s), 25)

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in these consolidated financial statements are as follows and they have been consistently applied for all periods presented, except if mentioned otherwise:

(a)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Interest rate benchmark reform

In case the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform if both of the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2022, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Group is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(l)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(o)	Employee Benefits, Continued

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(s)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(u)	Standards issued but not yet effective

A number of amended standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these consolidated financial statements.

(i)	Classification of current/non-current liabilities (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

The amendments clarify that in order for the borrower to have the right to defer payment of liabilities, it must fulfil the conditions of complying with all contractual compliance at the end of the reporting period. Additionally, the possibility of the borrower exercising the right to defer settlement of liabilities for more than 12 months after the reporting period does not affect the liquidity classification of liabilities. In addition, when the settlement of liabilities includes the transfer of equity instruments, where compound financial instrument has a liability and equity portion separately recognised, it does not affect the classification for liquidity purposes. The IASB has published an amendment that postpones the effective date of amendments to no earlier than January 1 2024, and the Korean Accounting Standards Board plans to revise the K-IFRS accordingly. The Group is monitoring the revision process.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Summary of Significant Accounting Policies, Continued

(u)	Standards issued but not yet effective Continued

(ii)	The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Definition of materiality (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

•	Definition of accounting estimate (K-IFRS No. 1008, ‘Accounting Policies, Changes in Accounting Estimates and Errors’.)

•	Deferred taxes on assets and liabilities arising from a single transaction (K-IFRS No. 1012, ‘Income Taxes’.)

•	Disclosure of financial liabilities valuation gains and losses with exercise price adjustment conditions (K-IFRS No. 1001, ‘Presentation of Financial Statements’.)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Cash	~~W~~	1,076	1,122
Deposits		1,823,573	3,540,475

	~~W~~	1,824,649	3,541,597

Deposits in banks
Time deposits	~~W~~	267,163	2,600
Restricted deposits (*)		1,455,444	740,705

	~~W~~	1,722,607	743,305

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Due from third parties	~~W~~	2,042,746	3,818,980
Due from related parties		316,168	755,809

	~~W~~	2,358,914	4,574,789

(b)	Other accounts receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets
Non-trade receivables, net(*)	~~W~~	146,921	108,875
Accrued income		22,505	13,024

	~~W~~	169,426	121,899

Non-current assets
Long-term non-trade receivables	~~W~~	—	2,376

	~~W~~	169,426	124,275

(*)

On May 16, 2022, Singapore International Arbitration Centre ruled related to Sharp’s patent contract in favor of the Group. Accordingly, compensation receivable in the amount of USD 95 million (~~W~~120,394 million) was recognized as non-trade receivables and reduction to cost of sales and other non-operating incomes and others. The balances of compensation receivable as of December 31, 2022 are USD 25 million (~~W~~31,982 million).

Due from related parties included in other accounts receivable, as of December 31, 2022 and 2021 are ~~W~~12,957 million and ~~W~~2,846 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	—	(1)	—
31-60 days past due		391	201	—	(1)
More than 60 days past due		12,354	3,936	(29)	(47)

	~~W~~	2,359,789	171,204	(875)	(1,778)

(In millions of won)	December 31, 2021
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,575,354	124,877	(1,204)	(1,932)
1-15 days past due		566	822	—	(6)
16-30 days past due		10	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	4,575,993	126,280	(1,204)	(2,005)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	1,204	2,005	1,047	1,778
(Reversal of) bad debt expense		(329)	(227)	157	227

Balance at the end of the year	~~W~~	875	1,778	1,204	2,005

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Advanced payments	~~W~~	22,134	44,907
Prepaid expenses		74,420	67,540
Value added tax refundable		220,182	608,476
Right to recover returned goods		8,155	7,440

	~~W~~	324,891	728,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

6.	Other Financial Assets

Other financial assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	—	1,573
Derivatives(*1)		119,417	12,741

	~~W~~	119,417	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Deposits	~~W~~	8,962	23,581
Short-term loans		30,062	22,518
Lease receivables		6,914	6,858

	~~W~~	45,938	52,957

	~~W~~	165,355	68,203

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	96,064	48,805
Convertible securities		1,797	1,185
Derivatives(*1)		110,663	52,871

	~~W~~	208,524	102,861

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	17,624	22,039
Long-term loans		58,806	19,939
Lease receivables		4,144	11,351

	~~W~~	80,574	53,329

	~~W~~	289,098	156,211

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

7.	Inventories

Inventories as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Finished goods	~~W~~	822,177	1,180,329
Work-in-process		1,235,363	1,202,548
Raw materials		651,602	786,739
Supplies		163,776	180,759

	~~W~~	2,872,918	3,350,375

For the years ended December 31, 2022 and 2021, the amount of inventories recognized as cost of sales including inventory write-downs are as follows:

(In millions of won)	2022		2021
Inventories recognized as cost of sales	~~W~~	25,027,703	24,572,939
Including: Inventory write-downs		245,619	224,576

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2022 and 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2022			2021
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	42,784	40%	~~W~~	48,398
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		13,576	13%		11,947
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		28,976	15%		27,337
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,133	15%		20,708
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2022			2021
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*1)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,650	10%	~~W~~	3,679
Nanosys Inc. (*2)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	-		-	4%		14,650

						~~W~~	109,119		~~W~~	126,719

(*1)

During 2022, the Controlling Company recognized a reversal of impairment loss of ~~W~~613 million as finance income for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd.

(*2)

During 2022, Nanosys Inc. was reclassified into the financial asset at fair value through profit or loss as the Group losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2022, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~6,868 million, ~~W~~15,680 million and ~~W~~30,000 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2022 and 2021 amounted to ~~W~~4,461 million and ~~W~~4,068 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2022 and 2021 of the significant associate is as follows:

(i)	Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2022		December 31, 2021
Total assets	~~W~~	136,784	227,616
Current assets		98,490	175,730
Non-current assets		38,294	51,886
Total liabilities		29,118	105,023
Current liabilities		28,332	93,561
Non-current liabilities		786	11,462
Revenue		319,264	425,516
Profit for the year		6,192	13,364
Other comprehensive loss		(10,216)	(1,258)
Total comprehensive income (loss)		(4,024)	12,106

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2022 and 2021 is as follows:

(i)	As of December 31, 2022

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	107,666	40%	43,066	—	(282)	—	42,784

(ii)	As of December 31, 2021

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	122,593	40%	49,037	—	(639)	—	48,398

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2022 and 2021 is as follows:

(i)	As of December 31, 2022

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	66,335	2,724	(7,516)	(4,792)

(ii)	As of December 31, 2021

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	78,321	2,473	6,867	9,340

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
		2022
Company		January 1		Reclassification(*)	Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	48,398	—	(4,361)	2,834	(4,087)	—	42,784
	Others		78,321	(10,620)	(100)	2,724	(7,516)	3,526	66,335

		~~W~~	126,719	(10,620)	(4,461)	5,558	(11,603)	3,526	109,119

(*)

During 2022, it was reclassified into the financial asset at fair value through profit or loss as the Group losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

(In millions of won)
		2021
Company		January 1		Dividends received	Equity income on investments	Other comprehensive income(loss)	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,262	(3,668)	5,307	(503)	—	48,398
	Others		67,289	(400)	2,473	6,867	2,092	78,321

		~~W~~	114,551	(4,068)	7,780	6,364	2,092	126,719

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190
Accumulated depreciation as of January 1, 2022		—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)
Accumulated impairment loss as of January 1, 2022		—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

Book value as of January 1, 2022	~~W~~	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446

Additions		—	—	—	—	5,709,828	72,567	—	5,782,395
Depreciation		—	(373,089)	(3,182,783)	(83,747)	—	(76,370)	(269,796)	(3,985,785)
Disposals		(3,573)	—	(172,547)	(477)	—	—	(36,958)	(213,555)
Impairment loss (*3)		—	(252,997)	(672,061)	(6,912)	(292,564)	(3,439)	(29,282)	(1,257,255)
Others (*4)		45,771	196,747	1,732,712	78,497	(2,425,047)	(420)	334,931	(36,809)
Government grants received		—	—	(57,503)	—	—	—	—	(57,503)
Effect of movements in exchange rates		—	27,755	116,514	2,738	5,895	454	3,643	156,999

Book value as of December 31, 2022	~~W~~	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933

Acquisition cost as of December 31, 2022	~~W~~	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077

Accumulated depreciation as of December 31, 2022	~~W~~	—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)

Accumulated impairment loss as of December 31, 2022	~~W~~	—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

(*1)	As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2)	Others mainly consist of tools and equipment.

(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~1,236,563 million are recognized as other non-operating expenses. Details of the impairment loss is explained in Note 10(d).

(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2021 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	442,822	7,420,854	48,166,361	735,329	6,122,364	184,036	1,021,641	64,093,407
Accumulated depreciation as of January 1, 2021		—	(3,457,052)	(37,581,293)	(600,912)	—	(69,130)	(697,134)	(42,405,521)
Accumulated impairment loss as of January 1, 2021		—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

Book value as of January 1, 2021	~~W~~	442,822	3,847,206	9,267,298	126,167	6,045,727	110,907	299,576	20,139,703

Additions		—	—	—	—	3,651,064	63,655	—	3,714,719
Depreciation		—	(394,416)	(3,188,694)	(72,065)	—	(62,983)	(259,095)	(3,977,253)
Disposals		(8,975)	(17,655)	(30,046)	(44)	(6,899)	(7)	(40,501)	(104,127)
Impairment loss		—	3,897	(15,287)	(3)	620	—	(7,191)	(17,964)
Others (*3)		—	704,753	1,784,733	110,083	(2,910,055)	—	299,534	(10,952)
Government grants received		—	(5,491)	(80,432)	(60)	—	—	—	(85,983)
Effect of movements in exchange rates		—	167,236	682,295	15,041	11,141	8,294	16,296	900,303

Book value as of December 31, 2021	~~W~~	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446

Acquisition cost as of December 31, 2021	~~W~~	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190

Accumulated depreciation as of December 31, 2021	~~W~~	—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)

Accumulated impairment loss as of December 31, 2021	~~W~~	—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

(*1)	As of December 31, 2021, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Capitalized borrowing costs	~~W~~	152,074	64,606
Capitalization rate		3.11%	3.69%

(d)	The Group provides a portion of property, plant and equipment as an operating lease. During 2022, rental income from property, plant and equipment is ~~W~~2,806 million (2021: ~~W~~1,978 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment

(a)	Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction-in- progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300
Accumulated amortization as of January 1, 2022		(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)
Accumulated impairment loss as of January 1, 2022		(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

Book value as of January 1, 2022	~~W~~	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898
Additions - internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions - external purchases		187,114	24,741	7,004	—	95,179	—	—	—	—	314,038
Amortization (*1)		(192,983)	(105,615)	—	(272,102)	—	—	(168)	—	—	(570,868)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss (*3)(*4)		(34,901)	(17,799)	(42)	(54,649)	—	—	(43)	(26,963)	—	(134,397)
Transfer from construction-in-progress		—	85,319	—	—	(85,319)	—	—	—	—	—
Effect of movements in exchange rates		10,108	(2,957)	33	—	(1,253)	—	—	2,185	—	8,116

Book value as of December 31, 2022	~~W~~	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957

Acquisition cost as of December 31, 2022	~~W~~	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075

Accumulated amortization as of December 31, 2022	~~W~~	(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)

Accumulated impairment loss as of December 31, 2022	~~W~~	(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~93,966 million are recognized as other non-operating expenses. The impairment amount is allocated to goodwill, development costs and others. Details of the impairment loss is explained in Note 10(d).

(*4)	The Group recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2021 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction-in- progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2021	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316
Accumulated amortization as of January 1, 2021		(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)
Accumulated impairment loss as of January 1, 2021		(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

Book value as of January 1, 2021	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088
Additions - internally developed		—	—	—	362,897	—	—	—	—	—	362,897
Additions - external purchases		681,222	23,240	742	—	127,621	—	1,689	—	—	834,514
Amortization (*1)		(190,842)	(101,545)	—	(230,891)	—	—	(169)	—	(1)	(523,448)
Disposals		—	—	(2,750)	—	—	—	—	—	—	(2,750)
Impairment loss (*3)		(90)	(2)	—	(29,396)	—	—	—	—	—	(29,488)
Reversal of impairment loss		—	—	1,152	—	—	—	—	—	—	1,152
Transfer from construction-in-progress		—	119,543	—	(15,348)	(119,543)	—	—	—	—	(15,348)
Effect of movements in exchange rates		1,825	(6,808)	39	—	(583)	—	—	2,808	—	(2,719)

Book value as of December 31, 2021	~~W~~	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898

Acquisition cost as of December 31, 2021	~~W~~	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300

Accumulated amortization as of December 31, 2021	~~W~~	(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)

Accumulated impairment loss as of December 31, 2021	~~W~~	(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Group recognized an impairment loss amounting to ~~W~~29,396 million for development projects which are not likely to generate revenue.

(c)	Development costs and Intellectual property rights as of December 31, 2022 and 2021 are as follows:

Development costs

(i)	As of December 31, 2022

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	55,187
	IT		24,684
	Mobile and others		199,552

		~~W~~	279,423

Development in process	TV	~~W~~	60,376
	IT		100,380
	Mobile and others		125,040

		~~W~~	285,796

		~~W~~	565,219

(ii)	As of December 31, 2021

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	27,371
	IT		31,935
	Mobile and others		76,644

		~~W~~	135,950

Development in process	TV	~~W~~	73,667
	IT		66,904
	Mobile and others		112,694

		~~W~~	253,265

		~~W~~	389,215

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

Intellectual property rights

(i) As of December 31, 2022

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	198,136	7.2
	Licenses agreement(*2)		697,605	6.0

		~~W~~	895,741

Other			1,915	3.6

		~~W~~	897,656

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company.

(ii)	As of December 31, 2021

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	121,976	5.3
	Licenses agreement(*2)		805,480	6.2

		~~W~~	927,456

Other			862	3.5

		~~W~~	928,318

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU

(i)	Changes in Cash Generating Unit(“CGU”)

During 2022, the Group distinguished Display (Large OLED) CGU as a separate CGU from the existing Display CGU due to withdrawal of the domestic LCD TV business and the reorganization of the related businesses. As of December 31, 2022, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Changes in the carrying amount of goodwill allocated to the related CGUs are as follows:

(In millions of won)
			2022
	December 31, 2021		Effect of movements in exchange rates	Changes in CGU (*)	Impairment	December 31, 2022
Display CGU	~~W~~	48,339	2,185	(26,963)	—	23,561
Display (Large OLED) CGU		—	—	26,963	(26,963)	—

		48,339	2,185	—	(26,963)	23,561

(*)	During 2022, a portion of goodwill re-allocated to Display CGU as of December 31, 2021 was allocated to Display (Large OLED) CGU.

(ii)	Impairment assessment on CGU

As of December 31, 2022, the Group performed impairment tests for Display CGU and Display (Large OLED) CGU. No impairment test was performed for Display (AD PO) CGU, impairment loss for which was initially recognized in 2019, as there was no indicator of impairment or reversal identified during 2022.

The recoverable amount of each CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU and Display (Large OLED) CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2022
Display CGU	10.8%	9.0%	1.0%
Display (Large OLED) CGU	10.5%	9.0%	1.0%
2021
Display CGU	10.5%	8.4%	1.0%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU, Continued

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group. The Group calculates the value in use of each CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test for Display CGU, the recoverable amount exceeded its carrying amount by ~~W~~365,774 million. Management has identified that a reasonably possible change in two key assumptions could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. Specifically, the discount rate and terminal growth rate would need to increase by 0.28% and decrease by 0.31%, individually (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

As a result of the impairment test, due to unfavorable changes in the business environment, the carrying amount of Display (Large OLED) CGU exceeded the recoverable amount of ~~W~~2,999,393 million and an impairment loss of ~~W~~1,330,529 million was recognized as other non-operating expenses. If the discount rate increases by 0.5%, the value in use would have decreased by ~~W~~262,590 million (8.8%) and if the terminal growth rate decreases by 0.5%, the value in use would have decreased by ~~W~~201,256 million (6.7%).

11.	Investment Property

(a)	Changes in investment property for the year ended December 31, 2022 are as follows:

(In millions of won)
	2022
Book value as of January 1, 2022	~~W~~	—
Transfer from property, plant and equipment		36,809
Depreciation		(804)
Impairment loss		(7,736)

Book value as of December 31, 2022	~~W~~	28,269

(b)	During 2022, rental income from investment property is ~~W~~358 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	2,578,552	613,733
Current portion of long-term borrowings and bonds		2,855,565	3,393,506
Derivatives (*1)		14,443	8,594
Cash flow hedging derivatives (*2)		—	13,400
Lease liabilities		40,694	40,479

	~~W~~	5,489,254	4,069,712

Non-current
Won denominated borrowings	~~W~~	1,644,602	2,173,500
Foreign currency denominated borrowings		6,780,593	5,487,091
Bonds		1,132,098	995,976
Derivatives (*1)		32,965	2,331
Lease liabilities		32,094	43,847

	~~W~~	9,622,352	8,702,745

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2022 and 2021 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
The Export-Import Bank of Korea and others	2.13~6.01	~~W~~	1,952,289	—
Standard Chartered Bank Vietnam and others	3.10~5.59		626,263	613,733

Foreign currency equivalent			USD 1,252	USD 518
			CNY 1,000	—

		~~W~~	2,578,552	613,733

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
Korea Development Bank and others	1.90~5.30	~~W~~	2,986,102	2,785,000
Less current portion of long-term borrowings			(1,341,500)	(611,500)

		~~W~~	1,644,602	2,173,500

(d)	Foreign currency denominated long-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
KEB Hana Bank and others	1.82~6.86	~~W~~	2,674,003	2,163,538
China Construction Bank and others	3.00~6.34		5,304,007	4,489,974

Foreign currency equivalent			USD 3,494	USD 2,782
			CNY 19,569	CNY 18,017
Less current portion of long-term borrowings		~~W~~	(1,197,417)	(1,166,421)

		~~W~~	6,780,593	5,487,091

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2022 and 2021 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2022 (%)	December 31, 2022		December 31, 2021
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2023 ~ February 2027	2.29~3.66	~~W~~	1,215,000	1,320,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000	160,000
Less discount on bonds				(2,927)	(2,534)
Less current portion				(189,975)	(599,825)

			~~W~~	1,132,098	877,641

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	5.88	~~W~~	126,730	118,550
Foreign currency equivalent				USD 100	USD 100
Less discount on bonds				(57)	(215)
Less current portion				(126,673)	—

			~~W~~	—	118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	—	1,015,760
Foreign currency equivalent				—	USD 857
Less current portion				—	(1,015,760)

			~~W~~	—	—

			~~W~~	1,132,098	995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)

USD 667 million was redeemed upon the bondholders’ exercise of their put option, and the remaining outstanding balance(USD 21 million) was fully redeemed upon the Group’s exercise of it early redemption right.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued in 2019 and early redeemed during the year ended December 31, 2022 are as follows :

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption

1.  Redemption at maturity:

Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,165 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Group designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,602,697	1,684,096
Fair value of plan assets		(2,048,687)	(1,750,783)

	~~W~~	(445,990)	(66,687)

Defined benefit liabilities, net	~~W~~	1,531	1,589
Defined benefit assets, net	~~W~~	447,521	68,276

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Defined benefit obligations at January 1	~~W~~	1,684,096	1,397,542
Current service cost		173,534	150,136
Interest cost		59,104	35,902
Remeasurements (before tax)		(195,908)	205,318
Benefit payments		(116,472)	(101,973)
Net transfers from (to) related parties		(1,363)	(2,798)
Others		(294)	(31)

Defined benefit obligations at December 31	~~W~~	1,602,697	1,684,096

Weighted average remaining maturity of defined benefit obligations as of December 31, 2022 and 2021 are 12.95 years and 15.63 years, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Fair value of plan assets at January 1	~~W~~	1,750,783	1,621,041
Expected return on plan assets		64,378	41,797
Remeasurements (before tax)		(30,044)	(15,483)
Contributions by employer directly to plan assets		371,398	201,417
Benefit payments		(107,828)	(97,989)

Fair value of plan assets at December 31	~~W~~	2,048,687	1,750,783

The estimated contributions payable in the following financial year is ~~W~~204,867 million.

(d)	Plan assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	2,048,687	1,750,783

As of December 31, 2022, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Current service cost	~~W~~	173,534	150,136
Net interest cost		(5,274)	(5,895)

	~~W~~168,260		144,241

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

Expenses are recognized in the consolidated statements of comprehensive income as follows:

(In millions of won)	2022		2021
Cost of sales	~~W~~	128,706	110,750
Selling expenses		8,017	6,631
Administrative expenses		18,780	16,496
Research and development expenses		12,757	10,364

	~~W~~168,260		144,241

(f) Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Balance at January 1	~~W~~	(125,293)	38,154
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(83,376)	(124,974)
Demographic assumptions		(8,020)	(7,206)
Financial assumptions		287,304	(73,138)
Return on plan assets		(30,044)	(15,483)
Group’s share of associates regarding remeasurements		32	(84)

	~~W~~	165,896	(220,885)

Income tax	~~W~~	(43,503)	57,438

Balance at December 31	~~W~~	(2,900)	(125,293)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Employee Benefits, Continued

(g)	Principal actuarial assumptions as of December 31, 2022 and 2021 (expressed as weighted averages) are as follows:

	December 31, 2022	December 31, 2021
Expected rate of salary increase	4.7%	3.7%
Discount rate for defined benefit obligations	5.4%	3.1%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2022	December 31, 2021
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2022:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(178,526)	211,370
Expected rate of salary increase		220,949	(188,732)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

14.	Provisions

Changes in provisions for the year ended December 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,680	251,395	(816)	252,259
Usage		—	(259,153)	—	(259,153)

Balance at December 31, 2022	~~W~~	1,680	249,368	8,431	259,479

Current	~~W~~	1,680	163,211	8,431	173,322
Non-current	~~W~~	—	86,157	—	86,157

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2022, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 950 million (~~W~~1,203,935 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2022, the short-term borrowings that are outstanding but past due in connection with these agreements is ~~W~~380,877 million. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
		Credit limit		Not yet due
Classification	Financial institutions	Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	USD 10	12,673	USD 10	12,578
	Sumitomo Mitsui Banking Corporation	USD 20	25,346	—	—
	MUFG Bank	USD 180	228,114	USD 29	36,973
	BNP Paribas	USD 65	82,375	—	—
	ING Bank	USD 40	50,692	USD 7	8,292

		USD 315	399,200	USD 46	57,843

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 100	126,730	USD 32	40,120
	United Overseas Bank Limited	USD 200	253,460	USD 90	113,831
	JPMorgan Chase Bank, N.A., Singapore Branch	USD 50	63,365	—	—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD 300	380,190	USD 30	37,875

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	19,010	—	—
	Australia and New Zealand Banking Group Ltd.	USD 120	152,076	USD 7	8,872

LG Display Germany GmbH	BNP Paribas	USD 135	171,086	USD 125	158,412

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 400	506,920	USD 400	506,917
	Standard Chartered Bank	USD 800	1,013,840	USD 717	908,604
	ING Bank	USD 150	190,095	USD 72	91,134

LG Display Japan Co., Ltd.	Standard Chartered Bank	USD 200	253,460	USD 42	53,234
	Chelsea Capital Corporation	USD 120	152,076	—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD 30	38,019	USD 12	15,235

		USD 2,620	3,320,327	USD 1,527	1,934,234

		USD 2,935	3,719,527	USD 1,573	1,992,077

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2022, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD and CNY)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	190,095
	CNY 1,800		326,592
Sumitomo Mitsui Banking Corporation	USD 100		126,730
Industrial Bank of Korea	USD 200		253,460
Industrial and Commercial Bank of China	USD 150		190,095
Shinhan Bank	USD 270		342,171
	KRW 300,000		300,000
KB Kookmin Bank	USD 400		506,920
MUFG Bank	USD 150		190,095
The Export–Import Bank of Korea	USD 100		126,730
Citibank Korea	USD 100		126,730
Standard Chartered Bank	USD 400		506,920

	USD 2,020
	CNY 1,800
	KRW 300,000	~~W~~	3,186,538

Payment guarantees

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 900 million (~~W~~163,296 million), JPY 900 million (~~W~~8,579 million), EUR 2.5 million (~~W~~3,378 million), VND 65,094 million (~~W~~3,496 million), and USD 0.5 million (~~W~~634 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2022, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2022.

Pledged Assets

In connection with the borrowings amounting to CNY 11,164 million (~~W~~2,025,596 million) from China Construction Bank and others, as of December 31, 2022, the Group is providing its property, plant and equipment with carrying amount of ~~W~~758,097 million as pledged assets.

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2022 are ~~W~~1,200,041million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share Premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2022 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to December 31, 2022.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to December 31, 2022.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

Reserves as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Loss on valuation of derivatives	~~W~~	—	(9,227)
Foreign currency translation differences for foreign operations		509,620	566,651
Other comprehensive loss from associates		(29,992)	(20,282)

	~~W~~	479,628	537,142

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

16.	Share Capital, Share Premium and Reserves, Continued

The movement in reserves for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2021	~~W~~	—	(138,667)	(24,779)	(163,446)
Change in reserves		(9,227)	705,318	4,497	700,588

December 31, 2021	~~W~~	(9,227)	566,651	(20,282)	537,142

January 1, 2022	~~W~~	(9,227)	566,651	(20,282)	537,142
Change in reserves		9,227	(57,031)	(9,710)	(57,514)

December 31, 2022	~~W~~	—	509,620	(29,992)	479,628

17.	Revenue

Details of revenue for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Sales of goods	~~W~~	26,318,585	29,824,886
Royalties		12,402	13,977
Others		33,750	39,180
Hedging loss		(212,956)	—

	~~W~~	26,151,781	29,878,043

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the years ended December 31, 2022 and 2021.

(a)	Revenue by geography

(In millions of won)
	2022		2021
Domestic	~~W~~	678,246	632,531
Foreign
China		17,434,407	19,866,707
Asia (excluding China)		2,796,648	3,256,126
United States		3,078,924	3,263,055
Europe (excluding Poland)		988,566	1,159,669
Poland		1,387,946	1,699,955

	~~W~~	25,686,491	29,245,512

	~~W~~	26,364,737	29,878,043

Total revenue excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~11,731,702million and ~~W~~4,699,282 million, respectively, for the year ended December 31, 2022 (2021: ~~W~~12,019,534 million and ~~W~~5,924,262 million, respectively). The Group’s top ten end-brand customers together accounted for 86% of sales for the year ended December 31, 2022 (2021: 86%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2022			December 31, 2021
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,042,794	1,633,866	12,006,204	1,452,823
Foreign
China		4,302,527	53,388	6,393,129	83,655
Vietnam		2,590,438	20,315	2,146,652	19,954
Others		11,174	45,388	12,461	88,466

	~~W~~	6,904,139	119,091	8,552,242	192,075

	~~W~~	20,946,933	1,752,957	20,558,446	1,644,898

(c)	Revenue by product and services

(In millions of won)
	2022		2021
TV	~~W~~	6,975,269	9,466,192
IT		11,197,954	12,458,740
Mobile and others(*)		8,191,514	7,953,111

	~~W~~	26,364,737	29,878,043

(*)

Total revenue excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

19.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Changes in inventories	~~W~~	477,457	(1,179,232)
Purchases of raw materials, merchandise and others		13,521,132	15,207,659
Depreciation and amortization		4,557,457	4,500,701
Outsourcing		1,096,681	776,755
Labor		3,669,275	3,795,943
Supplies and others		1,212,142	1,235,473
Utility		1,189,105	1,029,953
Fees and commissions		834,449	789,885
Shipping		276,253	345,204
Advertising		108,315	126,335
Warranty		251,395	216,873
Travel		66,428	59,519
Taxes and dues		144,038	141,131
Impairment loss on property, plant and equipment		1,260,436	19,085
Impairment loss on intangible assets		136,372	29,488
Others		925,259	671,894

	~~W~~	29,726,194	27,766,666

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	354,709	387,414
Expenses related to defined benefit plans		26,872	22,859
Other employee benefits		91,396	86,757
Shipping		213,613	298,684
Fees and commissions		272,337	248,478
Depreciation		263,739	267,042
Taxes and dues		69,851	74,542
Advertising		108,315	126,335
Warranty		251,395	216,873
Insurance		15,100	16,654
Travel		17,912	6,935
Training		15,458	15,556
Others		126,022	84,323

	~~W~~	1,826,719	1,852,452

21.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries and wages	~~W~~	2,975,325	3,138,798
Other employee benefits		652,915	589,598
Contributions to National Pension plan		77,062	68,962
Expenses related to defined benefit plans and defined contribution plans		169,362	144,739

	~~W~~	3,874,664	3,942,097

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency gain	~~W~~	3,098,553	1,210,689
Gain on disposal of property, plant and equipment		25,737	19,367
Gain on disposal of intangible assets		—	196
Reversal of impairment loss on property, plant and equipment		3,181	1,121
Reversal of impairment loss on intangible assets		1,975	1,152
Rental income		2,806	1,978
Others		53,585	17,632

	~~W~~	3,185,837	1,252,135

(b)	Details of other non-operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Foreign currency loss	~~W~~	2,957,048	1,161,628
Loss on disposal of property, plant and equipment		54,432	64,350
Impairment loss on property, plant, and equipment		1,260,436	19,085
Loss on disposal of intangible assets		193	-
Impairment loss on intangible assets		136,372	29,488
Impairment loss on investments		7,736	-
Donations		1,767	1,099
Others		28,430	5,209

	~~W~~	4,446,414	1,280,859

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

23.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Finance income
Interest income	~~W~~	85,624	88,888
Foreign currency gain		308,665	81,600
Gain on disposal of investments		2,993	—
Reversal of impairment loss on investments		613	4,701
Gain on transaction of derivatives		49,503	9,393
Gain on valuation of derivatives		193,570	234,742
Gain on disposal of financial assets at fair value through profit or loss		173	—
Gain on valuation of financial assets at fair value through profit or loss		11,678	6,511
Gain on valuation of financial liabilities at fair value through profit or loss		220,240	—

	~~W~~	873,059	425,835

Finance costs
Interest expense	~~W~~	414,521	434,089
Foreign currency loss		440,604	381,132
Loss on disposal of investments		80	—
Impairment loss on investments in equity accounted investees		—	2,609
Loss on repayment of borrowings		2,672	250
Loss on sale of trade accounts and notes receivable		37,087	4,877
Loss on transaction of derivatives		359	1,049
Loss on valuation of derivatives		65,585	21,795
Loss on disposal of financial assets at fair value through profit or loss		2	1,242
Loss on valuation of financial assets at fair value through profit or loss		5,205	704
Loss on valuation of financial liabilities at fair value through profit or loss		—	68,421
Others		248	446

	~~W~~	966,363	916,614

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

24.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current tax expense (benefit)
Current year	~~W~~	206,465	199,591
Adjustment for prior years		(59,484)	163,570

	~~W~~	146,981	363,161

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(842,529)	60,233
Change in unrecognized deferred tax assets(*)		457,763	(38,053)

	~~W~~	(384,766)	22,180

Income tax expense (benefit)	~~W~~	(237,785)	385,341

(*)

Due to the impact of the 2022 tax law amendments and changes in estimates of future taxable income, Change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022				2021
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	165,864	(43,503)	122,361	(220,801)	57,438	(163,363)
Gain (loss) on valuation of derivatives		12,495	(3,268)	9,227	(12,495)	3,268	(9,227)
Foreign currency translation differences for foreign operations		(80,718)	(245)	(80,963)	871,292	(1,503)	869,789
Change in equity of equity method investee		(11,603)	1,925	(9,678)	6,364	(1,951)	4,413

	~~W~~	86,038	(45,091)	40,947	644,360	57,252	701,612

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

24.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)	2022			2021
Profit (loss) for the year	~~W~~		(3,195,585)		1,333,544
Income tax expense (benefit)			(237,785)		385,341

Profit (loss) before income tax			(3,433,370)		1,718,885

Income tax expense (benefit) using the statutory tax rate of each country		21.51%	(738,403)	30.37%	521,954
Non-deductible expenses		(0.55%)	18,742	1.01%	17,354
Tax credits		4.23%	(145,189)	(3.28%)	(56,439)
Change in unrecognized deferred tax assets(*1)		(13.33%)	457,763	(2.21%)	(38,053)
Adjustment for prior years (*2)		0.06%	(2,072)	(0.49%)	(8,349)
Effect on change in tax rate		(4.90%)	168,372	(2.29%)	(39,338)
Others		(0.09%)	3,002	(0.69%)	(11,788)

Income tax benefit	~~W~~		(237,785)		385,341

Effective tax rate			(*3)		22.42%

(*1)

Due to the impact of the 2022 tax law amendments and changes in estimates of future taxable income, Change in unrecognized deferred tax assets consist of effect from reducing previously recognized deferred tax assets in relation to tax credit carry forwards.

(*2)	Adjustment for prior years in 2022 and 2021 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate is not calculated due to income tax benefit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2022, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~619,258 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2022, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032
Tax credit carryforwards	~~W~~	660,670	7,302	18,511	143,815	88,847	106,762	61,506	77,721	156,206

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities, Continued

(c) Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(2,009)	(17)	(2,009)	(17)
Inventories, net		62,014	68,679	—	—	62,014	68,679
Defined benefit liabilities, net		—	—	(95,850)	(26,642)	(95,850)	(26,642)
Investments in subsidiaries and associates		—	—	(252,375)	(233,552)	(252,375)	(233,552)
Accrued expenses		111,293	250,582	—	—	111,293	250,582
Property, plant and equipment		704,117	632,378	(17,322)	(28,886)	686,795	603,492
Intangible assets		25,340	17,450	(4,042)	(6,636)	21,298	10,814
Provisions		57,210	68,893	—	—	57,210	68,893
Other temporary differences		112,771	130,274	(26,519)	(19,596)	86,252	110,678
Tax loss carryforwards		1,795,132	958,624	—	—	1,795,132	958,624
Tax credit carryforwards		170,971	489,505	—	—	170,971	489,505

Deferred tax assets (liabilities)	~~W~~	3,038,848	2,616,385	(398,117)	(315,329)	2,640,731	2,301,056

Realization of deferred tax assets related to unused tax losses and tax credit carryforwards which are primarily related to Korea is affected by changes in future taxable income resulting from sales and operating expenditures will be generated prior to their expiration.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

25.	Deferred Tax Assets and Liabilities, Continued

(d) Changes in deferred tax assets and liabilities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	January 1, 2021		Profit or loss	Other comprehensive Income	December 31, 2021	Profit or loss	Other comprehensive loss	December 31, 2022
Other accounts receivable, net	~~W~~	(13)	(4)	—	(17)	(1,992)	—	(2,009)
Inventories, net		60,539	8,140	—	68,679	(6,665)	—	62,014
Defined benefit liabilities, net		(35,617)	(48,463)	57,438	(26,642)	(25,705)	(43,503)	(95,850)
Subsidiaries and associates		(79,301)	(150,797)	(3,454)	(233,552)	(20,503)	1,680	(252,375)
Accrued expenses		123,106	127,476	—	250,582	(139,289)	—	111,293
Property, plant and equipment		607,315	(3,823)	—	603,492	83,303	—	686,795
Intangible assets		11,469	(655)	—	10,814	10,484	—	21,298
Provisions		63,943	4,950	—	68,893	(11,683)	—	57,210
Other temporary differences		169,565	(62,155)	3,268	110,678	(21,158)	(3,268)	86,252
Tax loss carryforwards		953,209	5,415	—	958,624	836,508	—	1,795,132
Tax credit carryforwards		391,769	97,736	—	489,505	(318,534)	—	170,971

Deferred tax assets (liabilities)	~~W~~	2,265,984	(22,180)	57,252	2,301,056	384,766	(45,091)	2,640,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

26.	Earnings (Loss) per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2022 and 2021 are as follows:

(In won and No. of shares)	2022		2021
Profit (loss) attributable to owners of the Controlling Company for the year	~~W~~	(3,071,564,667,651)	1,186,182,126,952
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(8,584)	3,315

For the years ended December 31, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted loss per share for the year ended December 31, 2022

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the year ended December 31, 2022. As of December 31, 2022, the convertible bonds have been redeemed in full.

Diluted earnings per share for the year ended December 31, 2021 are as follows:

(In won and number of shares)
	2021
Profit attributable to owners of the Controlling Company	~~W~~	1,186,182,126,952
Adjustments:
Interest expenses of convertible bond, net of income tax		11,382,390,353
Loss on fair value valuation of convertible bond, net of income tax		50,521,798,972
Diluted profit attributable to owners of the Controlling Company		1,248,086,316,277
Weighted-average number of common stocks outstanding, after adjustment		398,804,698

Diluted earnings per share	~~W~~	3,130

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(Number of shares)
	2021
Weighted-average number of common stocks outstanding	~~W~~	357,815,700
Adjustment: Number of common stocks to be issued from conversion		40,988,998

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	398,804,698

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2022 and 2021 is as follows:

(In millions)	December 31, 2022
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—

	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—	—	—

Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

(*) Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions)	December 31, 2021
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,138	195	11,024	29	3	3	44,525
Deposits in banks	—	—	3,564	—	—	—	—
Trade accounts and notes receivable	3,708	221	568	—	—	—	—
Other accounts receivables	24	71	297	4	—	—	15,828
Other assets denominated in foreign currencies	—	176	167	6	—	—	6,481
Trade accounts and notes payable	(2,170)	(8,850)	(2,343)	—	—	—	(465,390)
Other accounts payable	(1,227)	(4,630)	(2,203)	(5)	(5)	—	(1,610,640)
Financial liabilities	(4,257)	—	(18,017)	—	—	—	—

	(2,784)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—	—	—

Net exposure	(1,239)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

(*) Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2022 and 2021 and the exchange rates at December 31, 2022 and December 31, 2021 are as follows:

(In won)
	Average rate (year-to-date)			Reporting date spot rate
	2022		2021	December 31, 2022	December 31, 2021
USD	~~W~~	1,291.15	1,144.10	1,267.30	1,185.50
JPY		9.85	10.42	9.53	10.30
CNY		191.60	177.36	181.44	186.26
TWD		43.36	40.99	41.27	42.84
EUR		1,357.29	1,353.25	1,351.20	1,342.34
PLN		289.78	296.51	288.70	292.11
VND		0.0551	0.0499	0.0537	0.0521

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2022 and 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2022			December 31, 2021
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(114,317)	(23,215)	(74,214)	2,339
JPY (5 percent weakening)		(8,614)	(8,541)	(5,437)	(3,288)
CNY (5 percent weakening)		(105,926)	(5)	(64,732)	172
TWD (5 percent weakening)		68	3	70	5
EUR (5 percent weakening)		896	(281)	178	(858)
PLN (5 percent weakening)		11	11	29	29
VND (5 percent weakening)		(6,161)	(6,161)	(3,865)	(3,865)

A stronger won against the above currencies as of December 31, 2022 and 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Group used derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. There is no derivative with cash flow hedging accounting as December 31, 2022. The amount which have been reclassified from reserve to profit (revenue) for the year ended December 31, 2022 is ~~W~~212,956 million as a result of realization of forecast export transactions.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,730 million (~~W~~2,192,429 million) and interest rate swap contracts amounting to ~~W~~470,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2022 and 2021 is as follows:

(In millions of won)	December 31, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	3,547,256	4,284,950
Financial liabilities		(6,025,365)	(5,237,711)

	~~W~~	(2,478,109)	(952,761)

Variable rate instruments
Financial liabilities	~~W~~	(8,966,045)	(7,426,095)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2022 and 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2022
Variable rate instruments (*)	~~W~~	(49,885)	49,885	(49,885)	49,885
December 31, 2021
Variable rate instruments (*)	~~W~~	(40,931)	40,931	(40,931)	40,931

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Group does not have financial instruments affected by already discontinued LIBORs. The Group plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Group does not have plan to change to KOFR.

The Group is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Group is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Group manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of December 31, 2022, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions of won)	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	2,346,617	2,002,334
Derivative assets
Cross currency interest rate swap contracts	~~W~~	168,730	168,730

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2022 and 2021 is as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	1,823,573	3,540,475
Deposits in banks		1,722,618	743,316
Trade accounts and notes receivable, net		2,358,914	4,574,789
Non-trade receivables		146,921	108,875
Accrued income		22,505	13,024
Deposits		26,586	45,620
Short-term loans		30,062	22,518
Long-term loans		58,806	19,939
Long-term non-trade receivables		—	2,376
Lease receivables		11,058	18,209

	~~W~~	6,201,043	9,089,141

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,797	2,758
Derivatives		230,080	65,612

	~~W~~	231,877	68,370

Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	6,432,920	9,158,464

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2022.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		4,061,684	4,061,684	3,523,098	538,586	—	—	—
Other accounts payable		2,307,190	2,309,929	2,231,832	78,097	—	—	—
Other accounts payable (enterprise procurement cards)(*)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		435,232	508,194	—	—	103,450	245,064	159,680
Security deposits received		146,788	191,735	—	2,262	8,463	181,010	—
Lease liabilities		72,788	77,803	26,733	16,995	18,552	10,743	4,780
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	22,998,239	24,359,595	11,383,925	1,929,884	3,670,178	6,773,162	602,446

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	24,366,792	23,392,014
Total equity		11,319,227	14,762,501
Cash and deposits in banks (*1)		3,547,256	4,284,902
Borrowings (including bonds)		14,991,410	12,663,806
Total liabilities to equity ratio		215%	158%
Net borrowings to equity ratio (*2)		101%	57%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022				December 31, 2021
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,824,649	(	*)	3,541,597	(	*)
Deposits in banks		1,722,618	(	*)	743,316	(	*)
Trade accounts and notes receivable		2,358,914	(	*)	4,574,789	(	*)
Non-trade receivables		146,921	(	*)	108,875	(	*)
Accrued income		22,505	(	*)	13,024	(	*)
Deposits		26,586	(	*)	45,620	(	*)
Short-term loans		30,062	(	*)	22,518	(	*)
Long-term loans		58,806	(	*)	19,939	(	*)
Long-term non-trade receivables		—	(	*)	2,376	(	*)
Lease receivables		11,058	(	*)	18,209	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	96,064	96,064		48,805	48,805
Convertible securities		1,797	1,797		2,758	2,758
Derivatives		230,080	230,080		65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	—		905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—		48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	47,408	47,408		10,925	10,925
Convertible bonds		—	—		1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	—		13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	13,542,664	13,521,494		10,052,245	10,064,068
Bonds		1,448,746	1,377,696		1,595,801	1,596,044
Trade accounts and notes payable		4,061,684	(	*)	4,814,055	(	*)
Other accounts payable		3,242,929	(	*)	3,401,346	(	*)
Long-term other accounts payable		435,232	(	*)	496,083	(	*)
Security deposits received		146,788	(	*)	11,199	(	*)
Lease liabilities		72,788	(	*)	84,326	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	96,064
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

(In millions of won)	December 31, 2021
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	48,805
Convertible securities		—	—	2,758	2,758
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended Discount Model and Binominal Option Pricing Model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	2,758	Blended Discount Model and Binominal Option Pricing Model	Discount rate, stock price and volatility
Derivatives		—	65,612	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2022 and December 31, 2021 are as follows:

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,064,068	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

v)	The interest rates applied for determination of the above fair value as of December 31, 2022 and 2021 are as follows

	December 31, 2022	December 31, 2021
Borrowings, bonds and others	5.11~6.68%	2.21~4.38%

vi)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2022 , and the changes in financial assets classified as Level 3 of fair value measurements for the year ended December 31, 2022 is as follows:

(In millions of won)
Classification	January 1, 2022		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	Replacement	December 31, 2022
Equity securities	~~W~~	48,805	27,261	(775)	6,248	2,720	11,805	96,064
Convertible securities		2,758	—	—	224	—	(1,185)	1,797

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	~~W~~	85,624	—	—	—	—	85,624
Interest expense		—	(403,415)	—	(11,106)	—	(414,521)
Foreign currency differences		1,061,416	(946,650)	—	(105,492)	—	9,274
(Reversal of) Bad debt expense		569	—	—	—	—	569
Gain or loss on disposal		(37,087)	—	171	(2,672)	—	(39,588)
Gain or loss on valuation		—	—	6,473	220,240	—	226,713
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)

	~~W~~1,110,522		(1,350,065)	6,644	100,927	177,130	45,158

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments, Continued

(In millions of won)
	2021
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Other financial instruments (*)	Total
Interest income	~~W~~	88,888	—	—	—	—	88,888
Interest expense		—	(418,674)	—	(15,415)	—	(434,089)
Foreign currency differences		668,140	(848,072)	—	(70,249)	—	(250,181)
(Reversal of) Bad debt expense		(273)	—	—	—	—	(273)
Gain or loss on disposal		(4,877)	—	(1,242)	—	—	(6,119)
Gain or loss on valuation		—	(250)	5,808	(68,421)	—	(62,863)
Gain or loss on derivative		—	—	—	—	221,292	221,292
Others		—	—	—	(14)	—	(14)

	~~W~~	751,878	(1,266,996)	4,566	(154,099)	221,292	(443,359)

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

28.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2022 and 2021 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	56,167	54,417	1,330	7,062	890	119,866
Additions and others		60,515	460	456	11,033	103	72,567
Depreciation		(63,494)	(3,014)	(1,136)	(8,288)	(438)	(76,370)
Impairment		(2,175)	(721)	(3)	(501)	(39)	(3,439)
Others		—	(420)	—	—	—	(420)
Gain or loss on foreign currency translation		20	1,082	(49)	(804)	205	454

Balance at December 31	~~W~~	51,033	51,804	598	8,502	721	112,658

(In millions of won)
	2021
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	55,166	47,411	1,859	5,970	501	110,907
Additions and others		54,728	39	870	7,620	398	63,655
Depreciation		(51,368)	(2,985)	(1,469)	(6,745)	(416)	(62,983)
Disposals		(7)	—	—	—	—	(7)
Gain or loss on foreign currency translation		(2,352)	9,952	70	217	407	8,294

Balance at December 31	~~W~~	56,167	54,417	1,330	7,062	890	119,866

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

28.	Leases, Continued

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)

	2022		2021
Interest on lease liabilities	~~W~~	(3,656)	(3,664)
Income from sub-leasing right-of-use assets		541	712
Expenses relating to short-term leases		(785)	(824)
Expenses relating to leases of low-value assets		(632)	(577)

(iii)	Changes in lease liabilities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)

	2022		2021
Balance at January 1	~~W~~	84,326	83,431
Additions and others		67,102	64,172
Interest expense		3,656	3,664
Repayment of liabilities		(82,296)	(66,941)

Balance at December 31	~~W~~	72,788	84,326

(b)	Leases as lessor

(i)	Finance lease

During the years ended December 31, 2022 and 2021, the Group recognized interest income on lease receivables of ~~W~~533 million and ~~W~~712 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)

	December 31, 2022		December 31, 2021
6 months or less	~~W~~	3,593	3,688
6-12 months		3,593	3,688
1-2 years		4,191	7,376
2-5 years		—	4,303
Total undiscounted lease receivable		11,377	19,055
Unearned finance income		(319)	(846)
Net Investment in the lease		11,058	18,209

(ii)	Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (Notes 9 and 11).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

29.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2022 are as follows:

(In millions of won)
	January 1, 2022			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2022
Short-term borrowings	~~W~~	613,733	1,922,283	—	42,536	—	—	2,578,552
Current portion of long-term borrowings and bonds(*)		3,393,506	(4,209,915)	3,626,345	251,645	11,550	(217,566)	2,855,565
Long-term borrowings		7,660,591	4,165,508	(3,318,143)	(78,321)	—	(4,440)	8,425,195
Bonds		995,976	443,230	(308,202)	—	1,094	—	1,132,098
Lease liabilities		84,326	(82,296)	—	(1,806)	—	72,564	72,788
Dividend payable		3,679	(292,786)	—	—	—	289,107	—

	~~W~~	12,751,811	1,946,024	—	214,054	12,644	139,665	15,064,198

(*)	Others include ~~W~~220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~ 2,672 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2022 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	58	—	64,492	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	—	—	2,942
WooRee E&L Co., Ltd.		—	—	12,321	—	—	2
YAS Co., Ltd.		—	100	14,291	29,951	—	8,038
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	272,649	29,951	64,492	14,599

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	238,358	—	19,808	517,476	—	137,703
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	70,514	—	—	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	—	—	882

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	334,099	—	—	—	—	1,178
LG Electronics RUS, LLC		23,458	—	—	—	—	414
LG Electronics do Brasil Ltda.		88,835	—	—	—	—	200
LG Innotek Co., Ltd.		27,698	—	10,122	—	—	79,515
LG Electronics Mlawa Sp. z o.o.		1,178,140	—	—	—	—	1,089
LG Electronics Reynosa, S.A. DE C.V.		1,195,146	—	—	—	—	958
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	372
LG Electronics Japan, Inc.		—	—	—	16	—	7,307
P.T. LG Electronics Indonesia		531,543	—	—	—	—	1,415
LG Electronics Taiwan Taipei Co., Ltd.		3,433	—	—	—	—	615
LG Technology Ventures LLC		—	—	—	—	—	4,922
HI-M Solutek Co., Ltd		—	—	58	—	—	9,258
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,315
Others		572	—	592	608	—	913

	~~W~~	3,993,873	—	10,772	624	—	111,872

	~~W~~	4,232,231	4,461	303,229	548,051	64,492	264,174

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	713	—	72,156	1,485
Paju Electric Glass Co., Ltd.		—	3,668	365,400	—	—	2,734
WooRee E&L Co., Ltd.		—	—	13,541	—	—	79
YAS Co., Ltd.		—	200	10,337	54,071	—	9,824
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	187	—	—	—

	~~W~~	—	4,068	390,188	54,071	72,156	14,122

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	270,396	—	19,805	395,654	—	130,924
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	97,475	—	—	—	—	418
LG Electronics Vietnam Haiphong Co., Ltd.		414,806	—	—	607	—	1,445
LG Electronics Nanjing New Technology Co., Ltd.		449,390	—	—	—	—	1,263
LG Electronics RUS, LLC		98,812	—	—	—	—	1,141

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)	2021
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	154,565	—	—	—	—	543
LG Innotek Co., Ltd.		3,753	—	26,874	451	—	85,471
HI-M Solutek Co., Ltd		—	—	44	—	—	5,662
LG Electronics Mexicalli, S.A. DE C.V.		269,305	—	—	—	—	89
LG Electronics Mlawa Sp. z o.o.		1,254,164	—	—	—	—	577
LG Electronics Reynosa, S.A. DE C.V.		1,256,107	—	—	—	—	1,011
LG Electronics Egypt S.A.E.		106,469	—	—	—	—	159
LG Electronics Japan, Inc.		—	—	—	10	—	5,334
P.T. LG Electronics Indonesia		537,944	—	—	—	—	574
LG Electronics Taiwan Taipei Co., Ltd.		5,046	—	—	—	—	659
LG Electronics Nanjing Vehicle Components Co., Ltd.		2,009	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	4,411
Others		5	—	739	602	—	968

	~~W~~	4,649,850	—	27,657	1,670	—	109,725

	~~W~~	4,920,246	4,068	437,650	451,395	72,156	254,771

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
Associates	~~W~~
AVATEC Co., Ltd.		—	3	3,756	2,748
Paju Electric Glass Co., Ltd.		—	—	30,431	79,302
WooRee E&L Co., Ltd.		878	878	1,502	2,915
YAS Co., Ltd.		—	—	7,680	20,116
Material Science Co., Ltd.		—	—	—	99

	~~W~~	878	881	43,369	105,180

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	69,447	67,629	99,934	105,918
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.		5,669	7,319	15	111
LG Electronics Vietnam Haiphong Co., Ltd.		50,173	52,327	53	252
LG Electronics Nanjing New Technology Co., Ltd.		30,018	102,691	—	155
LG Electronics do Brasil Ltda.		10,997	5,910	—	—
LG Innotek Co., Ltd. (*)		3,838	767	209,032	40,135

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2022		December 31, 2021	December 31, 2022	December 31, 2021
LG Electronics Mlawa Sp. z o.o.	~~W~~	94,346	218,206	155	22
LG Electronics Reynosa, S.A. DE C.V.		16,760	195,093	167	10
LG Electronics Japan, Inc.		—	—	566	471
P.T. LG Electronics Indonesia		45,617	73,732	195	32
LG Electronics Taiwan Taipei Co., Ltd.		—	2,046	77	53
Others		2,260	32,932	4,574	3,921

	~~W~~	259,678	691,023	214,834	45,162

	~~W~~	330,003	759,533	358,137	256,260

(*)	Including deposits received amount ~~W~~180,000 million from lease agreement

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(d)

There were no significant financing transactions with related parties for the year ended December 31, 2022, and details of significant financing transactions with related parties for the year ended December 31, 2021, are as follows:

(In millions of won)
	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2022 and 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)

	2022			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	201,144	165,875	—	—
LG Uplus Corp.		—	2,615	—	349
LG Chem Ltd. and its subsidiaries		313	556,447	75	78,925
D&O Corp. and its subsidiaries (formerly, S&I Corp. and its subsidiaries)(*2)		476	1,116,661	—	284,373
LX Semicon Co., Ltd.(*1)		—	723,152	—	—
LG Corp.		—	60,592	14,979	6,287
LG Management Development Institute		—	34,222	—	524
LG CNS Co., Ltd. and its subsidiaries		47	276,845	20	94,287
LG Household & Health Care Ltd. and its subsidiaries		—	281	—	—
G2R Inc. and its subsidiaries		—	39,979	—	11,193
Robostar Co., Ltd.		—	1,586	—	407

	~~W~~	201,980	2,978,255	15,074	476,345

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(In millions of won)
	2021			December 31, 2021
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	570,716	287,203	48,955	41,355
LG Uplus Corp.		—	2,355	—	163
LG Chem Ltd. and its subsidiaries		172	634,886	2,974	111,761
S&I Corp. and its subsidiaries		313	409,845	5,862	171,870
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,551	1,356,864	117	112,572
LG Corp.		—	68,420	6,754	11,193
LG Management Development Institute		—	21,069	3,480	205
LG CNS Co., Ltd. and its subsidiaries		118	329,724	100	186,784
LG Household & Health Care Ltd. and its subsidiaries		—	335	—	55
LG Holdings Japan Co., Ltd.		—	512	—	—
G2R Inc. and its subsidiaries		—	23,521	—	11,933
Robostar Co., Ltd.		—	7,600	—	2,006

	~~W~~	573,870	3,142,334	68,242	649,897

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

30.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)

	2022		2021
Short-term benefits	~~W~~	2,305	3,747
Expenses related to the defined benefit plan		417	366

	~~W~~	2,722	4,113

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2022 and 2021 is as follows:

(In millions of won)

	2022	2021
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~480,322	445,028
Changes in other accounts payable arising from the purchase of intangible assets	(113,185)	529,826
Recognition of right-of-use assets and lease liabilities	54,927	63,655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 3, 2023	By: /s/Suk Heo
(Signature)

Name: Suk Heo
Title: Director/Head of IR Division